Exhibit 99.1

Forward Pharma A/S Announces Closing of Partial Exercise of Over-Allotment Option

Copenhagen, Denmark — November 14, 2014 — Forward Pharma A/S (the “Company”) (NASDAQ: FWP), a biopharmaceutical company working to advance a proprietary formulation of dimethyl fumarate for the treatment of multiple sclerosis and other immune disorders such as psoriasis, announced today that it closed the sale of an additional 699,980 American Depositary Shares (“ADSs”) at the initial public offering price of $21.00 per ADS, pursuant to the over-allotment option being exercised in part by the underwriters of its recently completed initial public offering.  With this exercise, the Company’s initial public offering amounts to a total of 11,199,980 ADSs, representing gross total proceeds of $235.2 million to the Company before deducting underwriting discounts and commissions and other offering fees and expenses.

The Company’s ADSs began trading on the NASDAQ Global Select Market on October 15, 2014, under the ticker symbol “FWP.”  Leerink Partners LLC, Jefferies LLC and RBC Capital Markets, LLC acted as joint book-running managers.  JMP Securities LLC acted as co-manager.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on October 14, 2014.  The offering of these securities was made only by means of a prospectus and a copy of the final prospectus related to the offering may be obtained by visiting EDGAR on the U.S. Securities and Exchange Commission website (www.sec.gov), or directly from:

•                  Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, USA, or by email at syndicate@leerink.com, or by calling (800) 808-7525.

•                  Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, USA, or by email at Prospectus_Department@Jefferies.com, or by calling (877) 547-6340.

•                  RBC Capital Markets, LLC, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, USA, or by email at equityprospectus@rbccm.com, or by calling (877) 822-4089.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Forward Pharma:

Forward Pharma A/S is a Danish biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate, or DMF, for the treatment of multiple sclerosis, or MS, patients. Since our founding in 2005, we have worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS, or RRMS, and other immune disorders, such as psoriasis.

Our principal executive offices are located at Østergade 24A, 1, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (symbol: FWP). For more information about the Company’s products and developments, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Media Contacts:

Sharon Klahre, Director, Investor Relations

Forward Pharma USA, LLC

7 Skyline Drive

Hawthorne, NY 10532

SK@forward-pharma.com

914-752-3542

Andy Brimmer / Dan Katcher / Jennifer Beugelmans

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449